July 1, 2005

Susan Weisman
Chief Financial Officer
Coach Industries Group, Inc.
12330 SW 53rd Street, Suite 703
Cooper City, Florida 33330

Re: **Coach Industries Group, Inc.**
        Form 10-KSB for the year ended December 31, 2004
        Form 10-QSB for the quarter ended March 31, 2005
        Commission File Number: 000-19471

Dear Ms. Weisman:

        We have reviewed your June 29, 2005 response letter and have the following comments. Where expanded or revised disclosure is requested, you may comply with these comments in future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. We also ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.

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General

1. Refer to our previous comments 2, 7, 9, and 19. Please confirm to us that you will revise your disclosure in future filings to include the discussion or presentation included in your response.

Item 6. Management's Discussion and Analysis, Page 13

2. Refer to our previous comment 3. We note that the conversion price of $0.92 is based on 85% of the average market value of the last five days of 2004. Supplementally explain to us how you have accounted for the additional compensation expense resulting from the 15% discount applied upon conversion.

Financial Statements

Statements of Cash Flows, page F-6

3. Refer to our prior comment 5. From your response it appears that you acquired the liability "Accrued Contract Settlement" in a business acquisition during 2004 and that the liability has been partially fulfilled as of December 31, 2004 through the use of cash. Please confirm our understanding or revise your response, as necessary.

Note 10 – Stockholder's Equity, page F-19

4. Refer to our previous comment 18. Supplementally clarify whether the settlement of the liabilities described relates to CTMC (the accounting acquirer) or the accounting acquiree. If they relate to the accounting acquiree, please revise your disclosure to include a discussion of how these were treated in the recapitalization. If they relate to CTMC, please tell us why they have not been included in your statement of stockholders' equity.

5. Refer to our previous comment 21. Please revise your explanation to fully and completely explain the nature of the guarantees provided by the officers. Also, tell us when you and the officers determined the accrued compensation would be converted to common stock based on the formula provided in your response and how you accounted for the apparent additional compensation related to the discounted conversion rate of 85% of market value. We may have further comment on your response.

Note 11 – Income Taxes, page F-23

6. Please revise your presentation of the tax provision to disclose current and deferred tax expense or benefit for both the State and Federal portions of the provision as previously requested.

Debt

7. Please revise your proposed debt disclosures to include the following items to ensure your disclosure is complete and useful to investors:

    •   For each issue of debt, disclose the general character of the borrowing, interest rate, date of maturity, priority of payment, basis for conversion (if applicable), repayment terms for principal and interest, collateral requirements, redemption features (if applicable), restrictive covenants, and all other significant terms.

    •   Further, please ensure the table disclosing the aggregate amount of maturities of all long-term borrowings for each of the five years following the date of the latest balance sheet agrees in total to the sum of all long-term borrowings outstanding as of the latest balance sheet (including current portions of long-term borrowings).

8. Refer to our previous comment 27. Supplementally explain to us how the previously disclosed $300,000 convertible at $0.50 per share is considered in your proposed revised disclosure. Please also explain to us how you calculated the effective interest rate of 10.65%. Your response should specifically include an analysis of the beneficial conversion feature similar to that contained in paragraphs 5-7 of EITF 00-27.

9. As a related matter, please revise your disclosure to include a discussion detailing the specific sources of each discount on the Laurus note. That is, you should discuss the impacts of the difference in the market value on the date of issuance from the conversion rate, as well as the impact of the warrant valuation on the calculation of the effective interest rate. Please include a draft of your intended disclosure with your response.

10. We note your response to our prior comment 30, but are unclear as to your basis in GAAP for using the valuation method for the warrants described. Please explain to us why you believe it is appropriate to take an additional discount from the Black-Scholes calculation used to value these warrants. Include in your response how your initial valuation differed from the valuation of warrants to purchase unrestricted shares; specifically address how the factors discussed in your response were considered in assessing the volatility measure used in the Black-Scholes valuation of the restricted shares.

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As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Amy Geddes at 202-551-3304 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief